                            UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                              Form 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
	EXCHANGE ACT OF 1934

	For the fiscal year ended December 31, 2003

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
	SECURITIES EXCHANGE ACT OF 1934

	For the transition period from _______________ to _______________

	Commission file number 001-9383

       A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

    	         WESTAMERICA BANCORPORATION TAX DEFERRED
                     SAVINGS/RETIREMENT PLAN (ESOP)

       B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

	        	Westamerica Bancorporation
	 	            1108 Fifth Avenue
		       San Rafael, California 94901

                        WESTAMERICA BANCORPORATION

               TAX DEFERRED SAVINGS/RETIREMENT PLAN (ESOP)


                           FINANCIAL STATEMENTS

                       WITH SUPPLEMENTAL SCHEDULES


               FOR THE YEARS ENDED DECEMBER 31, 2003, 2002
                                AND 2001

                                  WITH

                    REPORT OF INDEPENDENT REGISTERED
                         PUBLIC ACCOUNTING FIRM

                       WESTAMERICA BANCORPORATION
               TAX DEFERRED SAVINGS/RETIREMENT PLAN (ESOP)

                          FINANCIAL STATEMENTS
                       WITH SUPPLEMENTAL SCHEDULES

          For the Years Ended December 31, 2003, 2002 and 2001


                            TABLE OF CONTENTS

                                                                      Page
                                                                      ----
Independent Registered Public Accounting Firm's Report                   4

Financial Statements:

  Statement of Net Assets Available for Plan Benefits                    5

  Statement of Changes in Net Assets Available for Plan Benefits         6

  Notes to Financial Statements                                        7-12

Supplemental Schedules:

  Schedule H, Line 4i - Schedule of Assets Held for
      Investment Purposes                                            13-14

  Schedule H, Line 4j - Schedule of Reportable Transactions             15

Signatures                                                              16

Exhibit Index                                                           17

                       INDEPENDENT AUDITOR'S REPORT


To the Employee Benefits and
  Compensation Committee of the
  Board of Directors of
  Westamerica Bancorporation


     We have audited the accompanying statement of net assets available for plan benefits of the Westamerica Bancorporation Tax Deferred Savings/Retirement Plan (ESOP) (the "Plan") as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the years ended December 31, 2003, 2002 and 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in net assets available for benefits for the years ended December 31, 2003, 2002 and 2001, in conformity with accounting principles generally accepted in the United States of America.

     Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions, as of and for the year ended December 31, 2003, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of
1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                         /s/ Perry-Smith LLP
                                         -------------------

April 30, 2004


400 CAPITOL MALL, SUITE 1200, SACRAMENTO, CA 95814
916-441-1000   FAX 916-441-1110   URL WWW.perry-smith.com

                      WESTAMERICA BANCORPORATION
                TAX DEFERRED SAVINGS/RETIREMENT PLAN (ESOP)

            STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                        December 31, 2003 and 2002


                                                  2003          2002
                                               -----------   ------------

         ASSETS

Cash                                           $    17,833    $    16,904

Investments:
 Westamerica common stock (Notes 3 and 4)       35,081,251     28,608,744
 Shares of registered investment companies
  (mutual funds) (Note 3)                       17,268,494     12,695,029
 Participant loans (Note 3)                      1,154,771        980,609
                                               ------------   ------------
   Total investments                            53,504,516     42,284,382
                                               ------------   ------------
Receivables:
 Participant contributions                               0         79,557
 Employer contributions                                  0         56,707
 Interest                                               20             52
                                               ------------   ------------
   Total receivables                                    20        136,316
                                               ------------   ------------
   Total assets                                 53,522,369     42,437,602
                                               ------------   ------------
       LIABILITIES

Accounts payable                                         0          1,869
Accrued trustee fees                                12,782         11,122
                                               ------------   ------------
   Total liabilities                                12,782         12,991
                                               ------------   ------------
Net assets available for plan benefits         $53,509,587    $42,424,611
                                               ============   ============


                  The accompanying notes are an integral
                    part of these financial statements

                              WESTAMERICA BANCORPORATION
                      TAX DEFERRED SAVINGS/RETIREMENT PLAN (ESOP)

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                 For the Years Ended December 31, 2003, 2002 and 2001



                                                        2003         2002         2001
                                                     -----------  -----------  -----------
              ADDITIONS
Additions (deductions) to net assets attributed to:
  Investment income:
   Net appreciation (depreciation) in fair
     value of investments (Note 3)                   $ 9,651,775  $(1,859,827) $(4,230,063)
   Interest                                              249,478      267,035      352,175
   Dividends                                             724,410      632,186      595,987
   Interest on participant loans                          68,278       71,718       85,022
                                                     -----------  -----------  -----------
     Total investment income (loss)                   10,693,941     (888,888)  (3,196,879)
                                                     -----------  -----------  -----------
 Contributions:
  Participants                                         2,269,775    2,234,006    2,045,531
  Employer                                             1,508,203    1,534,153    1,484,303
  Participant rollovers                                   16,877      189,564       93,782
                                                     -----------  -----------  -----------
     Total contributions                               3,794,855    3,957,723    3,623,616
                                                     -----------  -----------  -----------
     Total additions                                  14,488,796    3,068,835      426,737
                                                     -----------  -----------  -----------
             DEDUCTIONS

Deductions from net assets attributed to:
 Benefits paid to participants                         3,356,904    4,692,247    5,041,025
 Administrative expenses (Note 7)                         46,916       44,115       42,661
                                                     -----------  -----------  -----------
     Total deductions                                  3,403,820    4,736,362    5,083,686

     Net increase (decrease)                          11,084,976   (1,667,527)  (4,656,949)

Net assets available for plan benefits:
 Beginning of year                                    42,424,611   44,092,138   48,749,087
                                                     -----------  -----------  -----------
 End of year                                         $53,509,587  $42,424,611  $44,092,138
                                                     ===========  ===========  ===========


                        The accompanying notes are an integral
                          part of these financial statements

                        WESTAMERICA BANCORPORATION
                TAX DEFERRED SAVINGS/RETIREMENT PLAN (ESOP)

                       NOTES TO FINANCIAL STATEMENTS


1.   DESCRIPTION OF PLAN

     The following description of the Westamerica Bancorporation (the "Company") Tax Deferred Savings/Retirement Plan (ESOP) (the "Plan") provides only general information. Participants should refer to the Summary Plan Description and Plan Agreement for a more complete description of the Plan's provisions.

     General

     The Plan, formerly called the Westamerica Bancorporation Supplemental Retirement Plan, was established by the Company as a non-contributory profit sharing plan. The Plan was amended to included a salary deferral feature pursuant to section 401(k) of the Internal Revenue Code. Concurrent with the amendment, all existing account balances were invested in either common stock or certificates of deposit of the Company, and all employee accounts were fully vested. The Plan was also amended and restated as an Employee Stock Ownership Plan (ESOP). The Employee benefits and Compensation Committee of the Company's Board of Directors (the "Committee") delegates to the Company's Pension Management Committee, the administration of the Plan. The Committee has the responsibility for the general operation of the Plan, including the resolution of any questions arising under the Plan agreement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     Eligibility

     Employees of the bank who are compensated on a salaried basis become eligible to participate in the plan on the first day of the calendar month coinciding with or following the date the employee completes 90 consecutive days of service with the Company or completes 1,000 service hours in a 12-month consecutive period.

     Contributions

     Each year, participants may make salary deferral contributions, through payroll deduction, in any whole percentage up to 25 percent of pretax annual compensation (not to exceed $12,000 in 2003 and $11,000 in 2002). The Company's matching contribution is 100 percent of the participant's elective contribution, up to a maximum of 6 percent of the participant's compensation. Participants may roll over amounts representing distributions from other qualified defined benefit or contribution plans.

     Participant Accounts

     Each participant's account is credited with the participant's contribution and the Company's matching contribution. Plan earnings are allocated based on participant account balances, as defined. Certain administrative expenses associated with the Westamerica Common Stock Fund are charged pro-rata based on a participant's holding in that fund.

                        WESTAMERICA BANCORPORATION
                TAX DEFERRED SAVINGS/RETIREMENT PLAN (ESOP)

                       NOTES TO FINANCIAL STATEMENTS
                                (Continued)


1.   DESCRIPTION OF PLAN (Continued)

     Payment of Benefits

     Upon termination of service for any reason, a participant may elect to receive a lump-sum distribution equal to the value in his or her account. Distributions for the value of a participant's account invested in the Westamerica Common Stock Fund stock are made in the form of the Company's common stock plus cash for any fractional shares or, if a participant elects, in cash or an in-kind transfer, as provided by the Plan document.

     Participants' Investment Options

     Company matching contributions are invested in the Westamerica Common Stock Fund in accordance with the Plan Document. A participant who has completed 10 Plan years of service and has attained age 55 may elect to direct up to 25% of the Company matching contribution held in Company stock to other investment fund options.

     Upon enrollment in the Plan, participants may direct employer and participant contributions in whole or in part in any of the following investment fund options:

 The Westamerica Common Stock Fund, which is invested in the Company's common stock and temporary interest-bearing money market funds.

 Vanguard 500 Index Fund, which invests in the 500 stocks that make up the unmanaged Standard & Poor's 500 Composite Stock Price Index, a widely recognized benchmark of U.S. stock market performance.

 Vanguard International Growth Fund, which invests in stocks of high-quality, seasoned companies based outside the United States. Stocks are selected from more than 15 countries.

 Vanguard LifeStrategy Conservative Growth Fund, which invests in five Vanguard funds: a domestic stock fund, an international stock fund, two bonds funds, and an asset allocation fund. The fund's assets allocation ranges are expected to be 25%-50% stocks, 50%-75% bonds, and 0%-25% cash investments.

 Vanguard LifeStrategy Growth Fund, which invests in five Vanguard funds:
          a domestic stock fund, an international stock fund, two bond funds, and an asset allocation fund. The fund's assets allocation ranges are expected to be 65%-90% stocks, 10%-35% bonds and 0%-25% cash investments.

 Vanguard LifeStrategy Income Fund, which invests in four Vanguard funds:
          a stock fund, two bond funds, and an asset allocation fund.
          The fund's assets allocation ranges are expected to be 5%-30% stocks, 70%-95% bonds, and 0%-25% cash investments.

                       WESTAMERICA BANCORPORATION
                TAX DEFERRED SAVINGS/RETIREMENT PLAN (ESOP)

                       NOTES TO FINANCIAL STATEMENTS
                                (Continued)

1.   DESCRIPTION OF PLAN (Continued)

     Participants' Investment Options (Continued)

Vanguard LifeStrategy Moderate Growth Fund, which invests in four Vanguard funds: a domestic stock fund, an international stock fund, a bond fund, and an asset allocation fund. The fund's assets allocation ranges are expected to be 45%-70% stocks, 30%-55% bonds, and 0%-25% cash investments.

Vanguard Morgan Growth Fund, which invests primarily in stocks of large and mid-sized companies that have strong records of growth in sales and earnings or that have performed well during certain market cycles.

Vanguard Prime Money Market Fund, which invests in short-term, high-quality money market instruments issued by financial institutions, nonfinancial corporations, the U.S. government, and federal agencies.

Vanguard Total Bond Market Index Fund, which invests in bonds that attempt to match the performance of the unmanaged Lehman Brothers Aggregate Bond Index, which is a widely recognized measure of the taxable U.S. bond market.

Vanguard Total International Stock Index, which invests in three Vanguard international index funds: a European fund, a Pacific fund, and an emerging markets fund. These funds invest in the stock of companies in more than 30 countries.

Vanguard Windsor II Fund, which invests in a diversified group of out-of-favor stocks of large capitalization companies. The stocks selected generally sell at prices below the market average compared to their dividend income and future return potential.

Vanguard Extended Market Index Fund, which invests in a broadly diversified portfolio of stocks of small and medium sized companies that are regularly traded on the New York and American Stock Exchanges and NASDAQ over-the-counter market. The portfolio is designed to be representative of the Wilshire 4500 Index.

Vanguard Short-Term Federal Fund which invests primarily in short-term securities issued by U.S. government agencies, but may also invest in U.S. Treasury securities and in repurchase agreements backed by U.S. Treasury or federal agency securities. To reduce fluctuations in its share price, the fund will maintain an average maturity of 1 to 3 years.

                       WESTAMERICA BANCORPORATION
                TAX DEFERRED SAVINGS/RETIREMENT PLAN (ESOP)

                       NOTES TO FINANCIAL STATEMENTS
                                (Continued)


1.   DESCRIPTION OF PLAN (Continued)

     Loans to Participants

     The Plan permits participants to borrow from their accounts and allows for hardship withdrawals. Participants may borrow a minimum of $1,000 up to a maximum equal to the lesser of 50 percent of their account balance, 100 percent of participant contributions, or $50,000. The loans bear interest at rates that range from 5.00% to 9.75%, which are commensurate with local prevailing rates. Loan terms range from 1 to 5 years.

     Vesting

     Participants are immediately vested in their salary-deferral contributions, the Company's matching contribution and actual earnings thereon.

     Voting Rights

     Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee is not permitted to vote any allocated share for which instructions have not been given by a participant.

2.   SUMMARY OF ACCOUNTING POLICIES

     Basis of Accounting

     The financial statements of the Plan are prepared under the accrual method of accounting.

     Investment Valuation and Income Recognition

     The Plan's investments are stated at fair value. Shares of registered investment companies (mutual funds) are reported at fair value based on the quoted market price of the fund, which represents the net asset value of shares held by the Plan at year end. The Company's common stock is valued at its quoted market price. Loans to participants are reported at cost which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis.

     Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.

     Investment gains and losses are determined based on revalued cost. Revalued cost represents the market value of the assets at the beginning of the plan year or historical cost if an investment was acquired during the plan year.

                       WESTAMERICA BANCORPORATION
                TAX DEFERRED SAVINGS/RETIREMENT PLAN (ESOP)

                       NOTES TO FINANCIAL STATEMENTS
                                (Continued)

2.   SUMMARY OF ACCOUNTING POLICIES (Continued)

     Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

     Payment Benefits

     Benefits are recorded when paid. There were no participants who elected to withdraw from the Plan who had not received a distribution at December 31, 2003 and 2002.

     Administrative Expenses

     Certain administrative functions are performed by officers or employees of the Company. No such officers or employees receive compensation from the Plan. The Company pays the Plan's annual account maintenance fees for active employees and other administrative expenses.

3.   INVESTMENTS

     The Plan's investments, including investments bought, sold, and held during the year, appreciated in value by $9,651,775 during 2003 and depreciated in value by $1,859,827 and $4,230,063 during 2002 and 2001, respectively, as follows:

                                   2003           2002           2001
                               ------------   ------------   ------------
     Westamerica common stock    $6,988,077   $   483,400    $(2,629,813)
     Mutual funds                 2,663,698    (2,343,227)    (1,600,250)
                               ------------   ------------   ------------
                                 $9,651,775   $(1,859,827)   $(4,230,063)
                               ============   ============   ============

     The following table presents investments at fair value that represent 5% or more of the Plan's net assets as of December 31, 2003 and 2002:

                                                  2003           2002
                                              ------------   ------------
     Westamerica Common Stock Fund            $35,081,251     $28,608,744
     Vanguard 500 Index Fund                    4,851,183       3,899,771
     Vanguard Prime Money Market Fund           2,712,196       2,550,168
     Other investments                         10,859,886       7,225,699
                                              ------------   ------------
                                              $53,504,516     $42,284,382
                                              ============   ============

                        WESTAMERICA BANCORPORATION
                TAX DEFERRED SAVINGS/RETIREMENT PLAN (ESOP)

                       NOTES TO FINANCIAL STATEMENTS
                                (Continued)


4.   INVESTMENT IN WESTAMERICA BANK COMMON STOCK

     The Plan's investments at December 31, 2003 and 2002 in Westamerica Bank common stock are as follows:

                                                  2003           2002
                                              ------------   ------------
     Participant directed:
      Number of shares                             705,860       712,015
                                              ============   ============
      Cost                                     $15,200,542   $14,053,530
                                              ============   ============
      Fair value                               $35,081,251   $28,608,744
                                              ============   ============

5.   TAX STATUS

     The Internal Revenue Service has determined and informed the Company by a letter dated December 12, 2001, that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the Internal Revenue Code. The Plan has been amended since receiving the determination letter; however, the Plan Administrator believes the Plan is designed and is being operated in compliance with the applicable requirements of the Internal Revenue Code.

6.   PLAN TERMINATION

     Although it has not expressed any interest to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA.

7.   RELATED PARTY TRANSACTIONS

     Plan investments are shares of mutual funds managed by an affiliate of Vanguard Fiduciary Trust Company (VFTC). VFTC is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions which are exempt from the prohibited transactions rules. Fees paid by the Plan for trustee services in connection with the Westamerica Common Stock Fund for the years ended December 31, 2003, 2002 and 2001 amounted to $46,916, $44,115 and
     $42,661, respectively.

                          SUPPLEMENTAL SCHEDULE


                        WESTAMERICA BANCORPORATION
                TAX DEFERRED SAVINGS/RETIREMENT PLAN (ESOP)

                EMPLOYER IDENTIFICATION NUMBER:  94-2156203
                             PLAN NUMBER:  002

   SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                             December 31, 2003


                                         (c)
               (b)             Description of Investment
        Identity of Issuer,    Including Maturity Date,                          (e)
        Borrower, Lessor,     Rate of Interest, Collateral,       (d)          Current
 (a)    or Similar Party         Par or Maturity Value            Cost          Value
-----   --------------------  ------------------------------  -----------    ----------

  *      Westamerica Common           Mutual Fund
           Stock Fund                705,860 shares             $15,200,542    $35,081,251

  *      Vanguard 500 Index Fund      Mutual Fund
                                     47,250  shares               5,258,748      4,851,183

  *      Vanguard International       Mutual Fund
           Growth Fund                  19 shares                       223            300

  *      Vanguard LifeStrategy         Mutual Fund
           Conservative Growth Fund   60,532 shares                  862,569       880,130

  *      Vanguard LifeStrategy         Mutual Fund
           Growth Fund                93,380 shares                1,711,475     1,695,782

  *      Vanguard LifeStrategy         Mutual Fund
           Income Fund                37,476 shares                  481,985       494,684

  *      Vanguard LifeStrategy         Mutual Fund
           Moderate Growth Fund       93,642 shares                 1,516,416    1,555,396

  *      Vanguard Morgan Growth        Mutual Fund
           Fund                      163,352 shares                 2,798,131    2,429,046

  *      Vanguard Prime Money          Mutual Fund
           Market Fund              2,712,196 shares                2,712,196    2,712,196

  *      Vanguard Total Bond Market    Mutual Fund
           Index Fund                  77,507 shares                  787,779      799,098

  *      Vanguard Total International   Mutual Fund
           Stock Index Fund            97,040 shares                  897,585    1,032,504

  *      Vanguard Windsor II Fund       Mutual Fund
                                       18,980 shares                  443,032      502,783

  *      Vanguard Extended Market       Mutual Fund
           Index Fund                   7,524 shares                  177,225      200,602



                        WESTAMERICA BANCORPORATION
                TAX DEFERRED SAVINGS/RETIREMENT PLAN (ESOP)

                EMPLOYER IDENTIFICATION NUMBER:  94-2156203
                             PLAN NUMBER:  002
                                (Continued)
   SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                             December 31, 2003


                                       (c)
               (b)             Description of Investment
        Identity of Issuer,    Including Maturity Date,                          (e)
        Borrower, Lessor,     Rate of Interest, Collateral,       (d)          Current
 (a)    or Similar Party         Par or Maturity Value            Cost          Value
-----   --------------------  ------------------------------  -----------    ----------

  *      Vanguard Short Term           Mutual Fund
           Federal Fund               10,850 shares            $  115,378     $   114,790

  *      Participant Loans      Interest rates ranging from
                                      5.00% to 9.75%             1,154,771       1,154,771
                                                               -----------     -----------
                                                               $34,118,055     $53,504,516
                                                               ===========     ===========


  * Party-in-interest to the Plan


                                       WESTAMERICA BANCORPORATION
                               TAX DEFERRED SAVINGS/RETIREMENT PLAN (ESOP)

                               EMPLOYER IDENTIFICATION NUMBER:  94-2156203
                                            PLAN NUMBER:  002

                      SCHEDULE H, LINE 4j - SCHEDULE OF REPORTABLE TRANSACTIONS

                                  For the Year Ended December 31, 2003



                                                                                   (h)
                                                            (f)                  Current
   (a)                                                    Expense                 Value
Identity of        (b)          (c)      (d)      (e)     Incurred      (g)    of Asset on   (I)
Party          Description   Purchase  Selling   Lease      With      Cost of  Transaction Net Gain
Involved       of Asset        Price    Price    Rental Transaction    Asset       Date    or (Loss)
-------------  ----------- ---------- ---------- ------ ----------- ---------- ---------- ----------

Category (I)
-------------

Purchases -
Series of
Transactions
-------------

Westamerica
Bancorporation:
Westamerica
Common Stock   Common Stock $3,015,672                                         $3,015,672


Sales -
Series of
Transactions
-------------

Westamerica
Bancorporation:
Westamerica
Common Stock   Common Stock          $3,483,220                    $1,881,458  $3,483,220 $1,601,762


                 Duly Authorized Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or the persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WESTAMERICA BANCORPORATION
TAX DEFERRED SAVINGS/RETIREMENT PLAN (ESOP)



Date:     June 21, 2004
        -------------------------

By:      /s/ Dennis R. Hansen
        -------------------------
         Dennis R. Hansen
         Senior Vice President and Controller
         and Member, Pension Management Committee

                      Exhibit Index


Exhibit
Number 		Description
--------       ------------------------------------------------

23             Independent Auditor's Consent
99             Certification pursuant to 18 U.S.C. Section 1350